     Successful Publicis Groupe Tender Offer for Digitas Inc.

End of subsequent offering period: Publicis Groupe owns 93.7%

Paris, France, January 30, 2007 - Publicis Groupe S.A. (NYSE: PUB) announced today that it has completed its cash tender offer for all outstanding shares of common stock of Digitas Inc. (NASDAQ: DTAS). The subsequent offering period for the offer expired at midnight on January 29, 2007. Pacific Acquisition Corp., a wholly owned subsidiary of Publicis Groupe, purchased in the offer a total of 86,481,160 Digitas Inc. shares, representing approximately 93.7% of the outstanding shares of Digitas Inc.

The acquisition of Digitas Inc. will be completed through a merger of Pacific Acquisition Corp. into Digitas Inc., after which Digitas will become an indirect wholly owned subsidiary of Publicis Groupe. In the merger, all outstanding shares of Digitas Inc. common stock (other than restricted shares held by Digitas Inc. employees and shares as to which appraisal rights are perfected under Delaware law) will be converted into the right to receive the same $13.50 in cash per share as paid in the tender offer. The merger will be implemented on an expedited basis pursuant to the short-form merger procedure available under Delaware law, and is expected to occur within the next several days.

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Publicis Groupe (Euronext Paris: FR0000130577 and NYSE: PUB) is the world’s fourth largest communications group, as well as world’s second largest media counsel and buying group. Its activities span 104 countries on five continents.
The Groupe’s communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications with a worldwide leadership.

Web sites: www.publicisgroupe.com and www.finance.publicisgroupe.com